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                                                                  EXHIBIT 99(E)

                         EXECUTIVE VP SALES & MARKETING
                         ------------------------------


RESPONSIBILITIES

Provide strategic direction and management of the Sales & Marketing organizations, and provide directions to the Product Management and Business Development departments towards a cohesive and responsive market leading position.

Represent OSI market strategy to industry experts, investment community, and customer executive management.

Management oversignt responsibility including Regional Sales VP's (APO, Global & Americas), VP of Marketing, and VP of Business Development. Build and manage this team to maximize the recognition and acceptance of OSI products into the marketplace through all sales & distribution channels.

Strategic Planning to include working with CTO and CEO's to ensure that company is developing, refining, and implementing a strategic plan consistent with the goals of the shareholders.


COMPENSATION (FOR CALENDAR YEAR 1998)

Target at 120% of street average = $500K

Base pay - $175K/yr.

Target MBO bonus - $100K/yr. - paid quarterly

Target Bookings bonus - $90K/yr. - paid quarterly

Revenue Commission - $135K/yr. - earned at billing; paid on receipt of cash

New Options:

     200K shares on a 7 yr. vesting program

     Vesting - None of these shares vest until 1/1/99, at which time 1/7 vest and the remainder vest in equal monthly amounts such that the last increment ends 6 years later. In other words standard OSI vesting over 7 years.


MBO'S

MBO Bonuses will be $100K maximum for calendar year 1998. This plan is subject to adjustments in June.

     DSO's

     No bonus is paid in any quarter in which DSO's are over 100 days. $2,000 is paid when DSO's are between 90 and 100 days. $10,000 is paid when DSO's are less than 90 and over 60 days. $12,000 is paid when DSO's are equal to or less than 60 days.
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Product Mix Goal is 70% License and 30% Services
              (NetExpert functionality must increase to accomplish)

                         Q3      Q4      Q1      Q2
                         --      --      --      --

          L:S ratio      60:40   63:37   67:33   70:30
          bonus          $7,500  $7,500  $7,500  $7,500

Market Focus

Goal is based on the strategy to focus primarily on wireless and emerging carriers. If each quarter's wireless % of company revenue is 30% or greater than a $3,500 bonus will be paid. If emerging carriers % is over 40% then $4,000 bonus will be paid.

The following are based on whole company bookings and revenues.


TARGET BOOKING BONUS

This bonus has a potential of $90K/yr and is based on premise that we must book significantly more than we bill quarter over quarter next year. If the Book to Bill ratio is 1.5 or better where Bill is the previous quarter's billing, then $22.5K bonus will be paid.


REVENUE COMMISSION  ($135K Target Range)

     At less than 75% of Street Average in a quarter no commission is paid that quarter. Otherwise base commission rate.

                    CQASR = Current Quarter Average Street Revenue

                                             $135,000 x 100
                                             --------------
                    Base % Commission/Qtr =     CQASR x 4

     If Actual Current Quarter Revenue = 75% of CQASR the commission equal 75% of Base Commission. If Actual Current Quarter Revenue equals 120% of CQASR then commission equals base commission. Commission in-between are linearly proportional to the ratio of actual Revenue to CQASR. If Actual Current Quarterly Revenue is over 120% CQASR then commissions are 150% of base for al1 revenues.

Commissions paid upon cash receipt.
Old plan commissions paid in this Q3 then new plan commissions paid through next Q3.
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CONTRACT TERMS

A two (2) year employment contract renewed every year with annual target compensation to be determined by compensation committee. In the event of termination, or failure to renew the contract within thirty (30) days of the annual anniversary date, base salary will be paid for the remaining term of the contract, and acceleration of the stock vesting for all options which would have vested during the remainder of the then current contract term.


RELOCATION

The company will reimburse all costs associated with moving to Folsom, including Realtor fee's and closing costs incurred for selling home in Seattle, and purchasing a home in Folsom. In the event of involuntary termination in the first twenty-four (24) months, the company will absorb any cost associated with selling the home in Folsom.



_____________________________
Richard G. Vento



_____________________________
Tom L. Johnson



_____________________________
Jim K. Souders